UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42637

Antalpha Platform Holding Company
(Translation of registrant's name into English)

9 TEMASEK BOULEVARD, SUNTEC TOWER 2, #13-02/03
SINGAPORE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On June 17, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press release dated June 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Antalpha Platform Holding Company
(Registrant)

Date: June 17, 2025	/s/ Paul Liang
Paul Liang
CFO